UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)
Wilsons The Leather Experts Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
972463103

(CUSIP Number)
Marathon Fund Limited Partnership V
Attn. Michael T. Sweeney
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 338-5912

with a copy to:
Robert A. Rosenbaum, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402
(612) 340-5681

June 1, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 972463103

1.	Names of reporting persons:

Marathon Fund Limited Partnership V (“MFV”)

2.	Check the appropriate box if a member of a group:

(a) ☑
(b) ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:

Delaware
Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	0

8.	Shared voting power:

MFV may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock (as defined in Item 1 below) solely by virtue of the Support Agreement (as defined in Item 4 below). (1)

9.	Sole dispositive power:	0

10.	Shared dispositive power:	0

11.	Aggregate amount beneficially owned by each reporting person:

MFV may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock solely by virtue of the Support Agreement. (1)

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11): 60.6%

14.	Type of reporting person: PN
(1) Beneficial ownership of 26,195,623 shares of Common Stock referred to herein is being reported solely because MFV may be deemed to have beneficial ownership, by virtue of the Support Agreement, of (a) 15,487,513 shares of Common Stock held by Peninsula Investment Partners, L.P. (“PIP”), (b) 6,708,110 shares of Common Stock held by Quaker Capital Partners I, LP (“Quaker I”) and Quaker Capital Partners II, LP (“Quaker II”), (c) 2,857,142 shares of Common Stock issuable upon exercise of warrants held by PIP, and (d) 1,142,858 shares of Common Stock issuable upon exercise of warrants held by Quaker I and Quaker II. MFV is not entitled to any rights as a shareholder of Issuer as to any of the foregoing shares of Common Stock, and expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Support Agreement.

CUSIP No. 972463103

1.	Names of reporting persons:

Miltiades, L.P. (“MLP”)

2.	Check the appropriate box if a member of a group:

(a) ☑
(b) ☐

3.	SEC use only:

4.	Source of funds: AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:

Delaware
Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	0

8.	Shared voting power:

MLP may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock solely by virtue of the Support Agreement. (1)

9.	Sole dispositive power:	0

10.	Shared dispositive power:	0

11.	Aggregate amount beneficially owned by each reporting person:

MLP may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock solely by virtue of the Support Agreement. (1)

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11): 60 .6%

14.	Type of reporting person: PN
(1) Beneficial ownership of 26,195,623 shares of Common Stock referred to herein is being reported solely because MLP may be deemed to have beneficial ownership, by virtue of the Support Agreement, of (a) 15,487,513 shares of Common Stock held by PIP, (b) 6,708,110 shares of Common Stock held by Quaker I and Quaker II, (c) 2,857,142 shares of Common Stock issuable upon exercise of warrants held by PIP, and (d) 1,142,858 shares of Common Stock issuable upon exercise of warrants held by Quaker I and Quaker II. MLP is not entitled to any rights as a shareholder of Issuer as to any of the foregoing shares of Common Stock, and expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Support Agreement.

CUSIP No. 972463103

1.	Names of reporting persons:

Marathon Ultimate GP, LLC (“MULLC”)

2.	Check the appropriate box if a member of a group:

(a) ☑
(b) ☐

3.	SEC use only:

4.	Source of funds: AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:

Delaware
Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	0

8.	Shared voting power:

MULLC may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock solely by virtue of the Support Agreement. (1)

9.	Sole dispositive power:	0

10.	Shared dispositive power:	0

11.	Aggregate amount beneficially owned by each reporting person:

MULLC may be deemed to beneficially own 26,195,623 shares (60.6%) of Common Stock solely by virtue of the Support Agreement. (1)

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11): 60.6%

14.	Type of reporting person: OO
(1) Beneficial ownership of 26,195,623 shares of Common Stock referred to herein is being reported solely because MULLC may be deemed to have beneficial ownership, by virtue of the Support Agreement, of (a) 15,487,513 shares of Common Stock held by PIP, (b) 6,708,110 shares of Common Stock held by Quaker I and Quaker II, (c) 2,857,142 shares of Common Stock issuable upon exercise of warrants held by PIP, and (d) 1,142,858 shares of Common Stock issuable upon exercise of warrants held by Quaker I and Quaker II. MULLC is not entitled to any rights as a shareholder of Issuer as to any of the foregoing shares of Common Stock, and expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Support Agreement.

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Wilsons The Leather Experts Inc. (“Issuer”). The principal executive offices of Issuer are located at 7401 Boone Avenue North, Brooklyn Park, MN 55428.
Item 2. Identity and Background
This Schedule 13D is being filed by Marathon Fund Limited Partnership V, a Delaware limited partnership (“MFV”), Miltiades, L.P., a Delaware limited partnership (“MLP”), and Marathon Ultimate GP, LLC, a Delaware limited liability company (“MULLC” and, collectively with MFV and MLP, the “Reporting Persons”), each of whose business address is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402. MLP is the general partner of MFV and MULLC is the general partner of MLP. MFV is a private equity investment fund. MLP and MULLC conduct no business other than serving as the general partner of MFV and MLP, respectively. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).
The managers of MULLC are Messrs. Van Zandt Hawn, Timothy D. Johnson, John (Jack) L. Morrison, Michael T. Sweeney and Michael S. Israel. Each manager’s principal occupation is as a managing director of Goldner Hawn Johnson & Morrison Incorporated (“GHJM”), a private equity investment firm. The principal business address of each of such managers is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402. Each of the managers is a United States citizen. None of such managers has any relationship with Issuer, including holdings of Issuer stock.
During the last five years, none of the Reporting Persons nor any of the managers of MULLC: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Item 3. Source and Amount of Funds or Other Consideration
As an inducement for MFV to enter into the Purchase Agreement (as defined below), PIP, Quaker I, and Quaker II entered into the Support Agreement, the purpose of which was to secure the support of PIP, Quaker I, and Quaker II for, among other things, the transactions contemplated by the Purchase Agreement. As of the date of this Schedule 13D, the Reporting Persons have not paid any funds or other consideration relating to the “beneficial ownership” of Common Stock reported herein.

Item 4. Purpose of Transaction
(a)-(b)
Securities Purchase Agreement
On June 1, 2007, MFV, PIP, Quaker I, Quaker II (collectively, the “Purchasers”), and Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) providing for the sale, in a private placement, of 45,000 shares of Series A Convertible Preferred Stock of Issuer (the “Preferred Stock”) and warrants to purchase 15 million shares of Common Stock (the “Warrants”) in exchange for $45,000,000. The obligations of the Purchasers to purchase the Preferred Stock under the Purchase Agreement are contingent upon, among other conditions: (i) there shall have been no material adverse effect, as described in the Purchase Agreement, since the date of signing the Purchase Agreement, (ii) MFV shall be satisfied, in its reasonable discretion, based on meetings with four of Issuer’s landlords, who control most of Issuer’s mall store leases, that such landlords will make such modifications in the leases as are necessary to enable Issuer to execute the future business strategy for Issuer that MFV has discussed with Issuer, and (iii) Issuer and General Electric Capital Corporation (“GECC”) shall have entered into an amendment of Issuer’s credit agreement with GECC, in a form reasonably satisfactory to MFV, containing substantially the terms set forth in the term sheet previously provided by GECC, and GECC shall have consented to the transactions set forth in the Purchase Agreement.
The Purchase Agreement provides for closing of the transactions contemplated by the Purchase Agreement upon the satisfaction or waiver of the conditions, provided that Issuer may terminate the Purchase Agreement on June 15, 2007 if the conditions described above related to the landlord meetings and the amendment of the GECC credit agreement are not satisfied or waived by June 15, 2007, and either Issuer or the Purchasers may terminate the Purchase Agreement if the closing has not occurred by July 31, 2007. Pursuant to the terms of the Purchase Agreement, Issuer also agreed to pay a transaction fee to MFV equal to 1% of its purchase price and reimburse the Purchasers for their expenses in connection with the transactions contemplated by the Purchase Agreement, up to a maximum of $500,000.
Warrants
The Purchase Agreement provides that the Warrants to purchase an aggregate of 15 million shares of Common Stock will be subject to anti-dilution adjustments in the event of stock splits and similar events, and in the event of stock issuances below either the market price or the exercise price (other than certain customary exceptions). The exercise price of the Warrants is $2.00 per share, subject to anti-dilution adjustments as described above, and the Warrants are exercisable for 5 years from the date of issuance.
Certificate of Designations
The Purchase Agreement provides that, prior to closing, Issuer shall have adopted the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”). The Certificate of Designations provides the following rights and preferences for the Preferred Stock:

     (i) Dividends — The Preferred Stock is entitled to payment in kind cumulative dividends of 8% each year, issuable semi-annually, payable in shares of Preferred Stock.
     (ii) Liquidation — In the event of a liquidation, the holders of Preferred Stock will be entitled to receive an amount equal to their purchase price per share of Preferred Stock plus any accrued but unpaid dividends.
     (iii) Conversion — The shares of Preferred Stock are initially convertible into shares of Common Stock at a conversion price of $1.50 per share, subject to anti-dilution adjustments. Accordingly, the shares of Preferred Stock will initially be convertible into 30 million shares of Common Stock. The conversion price is subject to adjustment for anti-dilution adjustments in the event of stock splits and similar events, and in the event of stock issuances below either the market price or the conversion price.
     (iv) Mandatory Redemption — Issuer is required to redeem shares of Preferred Stock at their liquidation value upon certain defaults and bankruptcy events.
     (v) Optional Redemption — Beginning June 1, 2010, Issuer may redeem the shares of Preferred Stock at their liquidation value if the closing price of Common Stock equals or exceeds $3.75 each trading day for 30 days.
     (vi) Voting Rights — The Preferred Stock generally votes with shares of Common Stock on an as-converted basis.
     (vii) Board Seats — So long as 20% of the shares of Preferred Stock remain outstanding, the holders of Preferred Stock may elect two directors to Issuer’s board of directors.
     (viii) Right of First Offer — Subject to certain exceptions, holders of Preferred Stock are entitled to a right of first offer to purchase any shares of stock or rights to acquire stock of Issuer before the shares or rights can be offered or sold to third parties
     (ix) Covenants — So long as at least 20% of the shares of Preferred Stock remain outstanding (and, with respect to certain covenants, continue to be held by the Purchasers), Issuer is subject to certain affirmative and negative covenants unless otherwise consented to by either the holders of a majority of the outstanding shares of Preferred Stock or the directors designated by the holders of the Preferred Stock. These include, among others, covenants relating to the appointment and termination of Issuer’s Chief Executive Officer, transactions resulting in a change in control of Issuer (whether by merger, sale of capital stock or assets, or otherwise) in the first three years after issuance of the Preferred Stock that do not result in the holders of Preferred Stock receiving consideration equal to at least 300% of their purchase price for the Preferred Stock and Common Stock purchased upon exercise of warrants, increasing the size of the board of directors above eleven, the incurrence of any indebtedness such that after such incurrence, the ratio of Issuer’s indebtedness to EBITDA for the twelve months prior to such incurrence would be less than or equal to two to one, material acquisitions, payments of cash dividends and other redemptions of Common Stock, and approval of Issuer’s annual budget. Other affirmative covenants apply so long as any Preferred Stock remains outstanding.

Support Agreement
Concurrently with the execution of the Purchase Agreement, and in consideration of MFV’s willingness to enter into such agreement, PIP, Quaker I, and Quaker II, who collectively hold approximately 56.58% of the total issued and outstanding shares of Common Stock as of the date of this Schedule 13D, entered into a Support Agreement (the “Support Agreement”) with MFV and Issuer.
Pursuant to the Support Agreement, PIP, Quaker I, and Quaker II have agreed, for the benefit of MFV, to vote all shares of Common Stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement: (i) in favor of the transactions contemplated by the Purchase Agreement, (ii) against any proposal or other corporate action that would result in any breach of any agreement of Issuer under the Purchase Agreement or which could result in any of the conditions to Issuer’s obligations under the Purchase Agreement not being fulfilled, (iii) in favor of the two nominees for election as additional directors of Issuer designated by MFV, (iv) against any proposal or other corporate action that would result in such nominees not being so elected, (v) in favor of any transaction involving the sale or merger of Issuer with a third party that is proposed or supported by MFV in which a third party (A) acquires a majority of the capital stock of Issuer possessing the voting power to elect a majority of Issuer’s board of directors or (B) acquires assets constituting all or substantially all of the assets of Issuer, and (vi) against any such transaction opposed by MFV or that would result in such in such a transaction so proposed or supported not being presented to or approved by Issuer’s shareholders. PIP, Quaker I, and Quaker II granted an irrevocable proxy to MULLC in the Support Agreement to enable MULLC to direct the voting of all such shares and other securities in any shareholder vote on the transactions described in clauses (i) and (ii) above. MFV’s rights to require PIP, Quaker I, and Quaker II to vote as described in clauses (iii) through (vi) will terminate upon the earlier to occur of (A) MFV holding less than 20% of the Common Stock issued or issuable upon conversion the Preferred Stock issued to the Purchasers pursuant to the Purchase Agreement (the “Minimum Holding”) or (B) termination of the Support Agreement.
The Support Agreement prohibits PIP, Quaker I, and Quaker II from selling or otherwise transferring, encumbering, or granting a proxy or power of attorney with respect to (subject to certain limited exceptions), such shares and other securities, for a period of two years after the approval by Issuer’s shareholders of the transactions contemplated by the Purchase Agreement.
The Support Agreement also prohibits PIP, Quaker I, and Quaker II from:
(i) instigating, supporting or in any way participating in any proxy contest or otherwise engaging in the solicitation of proxies in opposition to matters proposed or otherwise supported by Issuer’s board of directors or MFV;
(ii) participating in any contest for the election of directors of Issuer (except with respect to their own director designees);
(iii) participating in proxy solicitations for the approval of any shareholder proposals with respect to Issuer;
(iv) forming, or otherwise participating in, any “group” for purposes of Section 13(d)(3) of the Exchange Act;
(v) (A) soliciting, (B) seeking or offering to effect, (C) negotiating with or providing any confidential information to any party with respect to, (D) making any statement or proposal, whether written or oral, either alone or in concert with others, to Issuer’s board or directors, to any director or officer of Issuer or to any other shareholder of Issuer with respect to, or (E) otherwise formulating any plan or proposal or making any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or taking action to cause Issuer to make any such filing, with respect to:
(1)	any business combination, restructuring, recapitalization, sale of acquisition or assets material to Issuer, or similar transaction involving Issuer;

(2)	any modification of the Support Agreement; or

(3)	any proposal or other statement inconsistent with the Support Agreement (subject to certain limited exceptions);
(vi) seeking to remove any of Issuer’s directors (except their own designees);
(vii) seeking to increase the number of Issuer’s directors in excess of 11 or to increase the number of their own designees above one;
(viii) calling or seeking to have called any meeting of Issuer’s shareholders; or
(ix) in any way assisting any third party to take any such actions.

PIP, Quaker I, and Quaker II have also agreed in the Support Agreement to not disparage MFV or the business strategies adopted by Issuer’s board of directors or the implementation thereof.
The Support Agreement terminates on the earlier of (i) June 1, 2011 or (ii) the date of termination of the Purchase Agreement.
Registration Rights Agreement
The Purchase Agreement also provides that, upon closing, Issuer and the Purchasers will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides the Purchasers with two separate rights to demand that Issuer file a registration statement providing for the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants. In addition, the Registration Rights Agreement provides unlimited piggyback registration rights on other registrations effected by Issuer.
References to, and descriptions of, the Purchase Agreement, the Warrants, the Certificate of Designations, the Support Agreement, and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement, the form of Warrant, the form of Certificate of Designations, the Support Agreement, and the form of Registration Rights Agreement included as Exhibits 1, 2, 3, 4, and 5, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where each such reference appears.
(c) Not applicable.
(d) As described above in this Item 4 under the heading “Certificate of Designations,” so long as 20% of the shares of Preferred Stock remain outstanding, holders of a plurality of Preferred Stock may elect two additional directors designated by MFV to Issuer’s board of directors. In addition, and as also described above in this Item 4 under the heading “Certificate of Designations,” so long as the Purchasers hold at least 20% of the shares of Preferred Stock issued pursuant to the Purchase Agreement, unless otherwise consented to by holders of a majority of Preferred Stock or the directors of Issuer designated by the holders of Preferred Stock, Issuer is obligated to maintain a special committee of its board of directors to which Issuer’s board of directors, to the fullest extent permitted by law, shall designate all legal authority to terminate Issuer’s Chief Executive Officer. Upon any such termination, the directors of Issuer designated by the holders of Preferred Stock shall recommend a person to be named Issuer’s Chief Executive Officer and the terms of such person’s employment. In such event, Issuer’s board of directors shall evaluate such person and such terms. If Issuer’s board of directors determines such person has reasonably adequate experience, reputation, and character to serve as Issuer’s Chief Executive Officer, Issuer’s board of directors and the compensation committee of Issuer’s board of directors determines the terms of such person’s employment are reasonable, and Issuer’s board of directors determines that hiring such person on such terms is in Issuer’s best interests, Issuer shall so employ such person on such terms.

As described above in this Item 4 under the heading “Support Agreement,” as long as MFV holds the Minimum Holding, PIP, Quaker I, and Quaker II have agreed to vote all shares of Common Stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement: (i) in favor of the two nominees for election as directors of Issuer designated by holders of a majority of the Preferred Stock, and (ii) against any proposal or other corporate action that would result in such nominees not being so elected.
(e) Other than as a result of the transactions contemplated by the Purchase Agreement described above in this Item 4, not applicable.
(f) Representatives of affiliates of MFV have had discussions with Issuer with respect to implementing a new business strategy for Issuer in the future, which MFV believes is supported by Issuer’s board of directors.
(g) As described above in this Item 4 under the heading “Certificate of Designations,” the Purchase Agreement provides that, prior to closing, Issuer shall have adopted the Certificate of Designations.
(h—i) Not applicable.
(j) Other than described above in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D, inclusive.
Item 5. Interest in Securities of the Issuer
(a) — (b) As of June 1, 2007, none of the Reporting Persons owns any shares of Common Stock. However, as of June 1, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each of the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 26,195,623 shares of Common Stock solely by virtue of the Support Agreement. Such number of shares of Common Stock represents approximately 60.6% of Common Stock outstanding as of June 1, 2007. The Reporting Persons are not entitled to any rights as a shareholder of Issuer as to any of the foregoing shares of Common Stock, and expressly disclaim any beneficial ownership of the shares of Common Stock that are covered by the Support Agreement. (1)
(1) Beneficial ownership of 26,195,623 shares of Common Stock referred to herein is being reported solely because each Reporting Person may be deemed to have beneficial ownership, by virtue of the Support Agreement, of (a) 15,487,513 shares of Common Stock held by PIP, (b) 6,708,110 shares of Common Stock held by Quaker I and Quaker II, (c) 2,857,142 shares of Common Stock issuable upon exercise of warrants held by PIP, and (d) 1,142,858 shares of Common Stock issuable upon exercise of warrants held by Quaker I and Quaker II.
(c) The Reporting Persons have not effected any transactions in Issuer’s securities during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than the Purchase Agreement, the Warrants, the Certificate of Designations, the Support Agreement, and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.
Item 7. Material to Be Filed as Exhibits
1. Securities Purchase Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.
2. Form of Warrant, to be issued by Wilsons The Leather Experts Inc. pursuant to the Securities Purchase Agreement described in Exhibit 1 above.
3. Form of Certificate of Designations to be approved by Wilsons The Leather Experts Inc. pursuant to the terms of the Securities Purchase Agreement described in Exhibit 1 above.
4. Support Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.
5. Form of Registration Rights Agreement to be entered into pursuant to the Securities Purchase Agreement described in Exhibit 1 above.
6. Agreement of Joint Filing, dated June 11, 2007, by and among Marathon Fund Limited Partnership V, Miltiades, L.P., and Marathon Ultimate GP, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2007

MARATHON FUND LIMITED PARTNERSHIP V

By: Its:	Miltiades, L.P. General Partner

By: Its:	Marathon Ultimate GP, LLC General Partner

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager

MILTIADES, L.P.

By: Its:	Marathon Ultimate GP, LLC General Partner

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager

MARATHON ULTIMATE GP, LLC

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	Manager